Exhibit 21
SUBSIDIARIES OF L.B. FOSTER COMPANY
(as of December 31, 2023)

Name of Corporation	Jurisdiction of Incorporation

CXT Incorporated	Delaware
IOS Holdings, LLC	Delaware
L.B. Foster GmbH	Germany
L.B. Foster India Holdings Company	Delaware
L.B. Foster International Holdings Company	Delaware
L.B. Foster Latin America Holdings Company	Delaware
L.B. Foster Produtos Ferroviários do Brasil Ltda.	Brazil
L.B. Foster Rail Technologies Canada Ltd.	Quebec, Canada
L.B. Foster Rail Technologies, Corp.	British Columbia, Canada
L.B. Foster Rail Technologies, Inc.	West Virginia
L.B. Foster Rail Technologies (UK) Limited	United Kingdom
L.B. Foster Technologies (Beijing), Ltd.	China
Netpractise Limited	United Kingdom
Portec Rail Nova Scotia Company	Nova Scotia, Canada
Salient Systems, Inc.	Ohio
Skratch Enterprises Ltd.	United Kingdom
TEW Engineering Limited	United Kingdom
TEW Plus Limited	United Kingdom